____________________________________________________________

601 Jefferson Street • Suite 3400

Houston, Texas 77002

June 19, 2012

Mr. Craig Slivka for Ms. Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

RE:	KBR, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 - Filed February 22, 2012
Definitive Proxy Statement on Schedule 14A - Filed April 5, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012 - Filed April 25, 2012
Response dated May 17, 2012
File No. 1-33146

Dear Ms. Long:

Thank you for your letter dated June 12, 2012, regarding the SEC’s comments on the KBR, Inc. (“KBR”) filings referenced above.  Attached is our response to your specific comment.  For your convenience, our response is prefaced by the SEC staff’s corresponding comment in italicized text.

If you have any questions relating to this submission, we request that you please call me directly at (713) 753-3635 (fax no. (713) 753-6604) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 752-3301).

Sincerely,

/s/ Dennis Baldwin
Dennis Baldwin
Senior Vice President and Chief Accounting Officer

Attachment

TO:	Securities and Exchange Commission
Division of Corporation Finance

FROM:	KBR, Inc.

RE:	KBR, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 - Filed February 22, 2012
Definitive Proxy Statement on Schedule 14A - Filed April 5, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012 - Filed April 25, 2012
Response dated May 17, 2012
File No. 1-33146

Form 10-K for the Fiscal Year Ended December 31, 2011

We rely on information technology systems to conduct our business, and disruption, failure or security breaches of these systems could adversely affect our business and results of operations, page 20

1.
In future filings, please state the fact that you have experienced security incidents. Currently, your disclosure suggests that no such incidents have occurred. You may include language, similar to your response, that describes the severity and frequency.

Response:

In future filings we will state that we have experienced security threats and consider language describing the severity and frequency of those threats.